Mail Stop 6010

December 14, 2005

Mr. Roger B. Saillant
President & Chief Executive Officer
Plug Power, Inc.
968 Albany-Shaker Road
Latham, NY 12110

> **Re:** **Plug Power, Inc.**
> **Form 10-K for the Year Ended December 31, 2004**
> **Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005**
> **and September 30, 2005**
> **File No. 000-27527**

Dear Mr. Saillant:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant